EXHIBIT 99.1

UP Fintech Holding Limited Announces Changes to Updating Approach of User Terminals for Existing Chinese Mainland Clients

SINGAPORE, May 16, 2023 — UP Fintech Holding Limited (Nasdaq: TIGR) (“UP Fintech” or the “Company”), a leading online brokerage firm focusing on global investors, today announced that, in response to requirements of the China Securities Regulatory Commission, the Company will change its approach of updating user terminals for existing Chinese mainland clients and will remove its app "Tiger International" from the Chinese mainland application market starting on May 18, 2023, in order to complete the rectification work with satisfactory results.

The Company’s existing clients will be able to continue using the app and will not be affected by this change, and the Company will continue to provide quality services to existing clients and protect the safety of its clients' assets. Existing Chinese mainland clients will be provided with website links for instructions on updating and downloading the app going forward. The Company stopped accepting applications from new Chinese Mainland users to open accounts on December 31, 2022.

The Company reiterates that this service adjustment applies to users in Mainland China only, and clients in other countries and regions around the world will not be affected in terms of downloading and using the app and enjoying the Company’s services. In the future, the Company will continue to provide investors with first-class investment experience using technology in compliance with applicable national and regional regulatory requirements.

About UP Fintech Holding Limited

UP Fintech Holding Limited is a leading online brokerage firm focusing on global investors. The Company’s proprietary mobile and online trading platform enable investors to trade in equities and other financial instruments on multiple exchanges around the world. The Company offers innovative products and services as well as a superior user experience to customers through its “mobile first” strategy, which enables it to better serve and retain current customers as well as attract new ones. The Company offers customers comprehensive brokerage and value-added services, including trade order placement and execution, margin financing, IPO subscription, ESOP management, investor education, community discussion and customer support. The Company’s proprietary infrastructure and advanced technology are able to support trades across multiple currencies, multiple markets, multiple products, multiple execution venues and multiple clearinghouses.

For more information on the Company, please visit: https://ir.itigerup.com.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “may,” “might,” “aim,” “likely to,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements or expressions. Among other statements, the Company’s plans regarding its app, its compliance with regulatory requirements, and its future services contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including the earnings conference call. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Interactive Brokers LLC and Xiaomi Corporation and its affiliates; the Company’s ability to effectively implement its growth strategies; trends and competition in global financial markets; changes in the Company’s revenues and certain cost or expense accounting policies; the effects of the global COVID-19 pandemic; and governmental policies and regulations affecting the Company’s industry and general economic conditions in China, Singapore and other countries. Further information regarding these and other risks is included in the Company’s filings with the SEC, including the Company’s annual report on Form 20-F filed with the SEC on April 26, 2023. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. Further information regarding these and other risks is included in the Company’s filings with the SEC.

For investor and media inquiries please contact:

Investor Relations Contact

UP Fintech Holding Limited
Email: ir@itiger.com